Exhibit 99.7

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Quarterhill Inc. (the “Company”) on Form 40-F for the year ended December 31, 2017, as filed with the Securities and Exchange Commission (the “Report”), I, Michael Shaun McEwan, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 1, 2018

/s/ Michael Shaun McEwan
Michael Shaun McEwan
Chief Financial Officer

This certification accompanies the Report pursuant to section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed “filed” by the Company for purposes of section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section.